October 9, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Jennifer Thompson
                    Lisa Sellars
                    Robert Babula

Re: ServiceSource International, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 8, 2013
File No. 001-35108

Ladies and Gentlemen:

We are responding to the comments contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") addressed to Michael A. Smerklo, Chief Executive Officer of ServiceSource International, Inc. (the "Company"), dated September 24, 2013 related to the above referenced filing. For your convenience, we have repeated the comments contained in the Comment Letter before our response.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

  Please revise to include a discussion of segment operating results. For example, it appears from your segment footnote that the APJ segment contributes significantly less than the NALA and EMEA segments to your gross profit. Further, tell us and disclose why the APJ segment's profit contribution as a percentage of net revenue is significantly less than NALA and EMEA. Refer to Releases 33-6835 and 33-8350.

  We supplementally inform the Staff that Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") on pages 42 - 47 of our Form 10-K has been prepared in a manner to provide investors with a narrative explanation and analysis our operations that reflects management's viewpoints on reported results for the Company overall and for our reportable segments. We believe that when considered in its entirety, our MD&A provides a comprehensive narrative consistent with the requirements of Item 303(a) of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in

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October 9, 2013

  SEC Release 34-48960. We have taken an approach to the MD&A that includes summary narrative information at the beginning of the MD&A section and, for the most part, does not repeat that narrative in the period-to-period comparisons. For example, we include a narrative explaining revenue growth in the Overview section beginning on page 34 and also include a Key Business Metrics section commencing on page 35 that details matters relating to our business, including matters at our geographic operating segments. This narrative disclosure provides readers with a broad mix of information that provides valuable insight into our business and operations.

  Our net revenue for a particular geography reflects fees we earn from our customers for sales and renewals of maintenance, support and subscription contracts on their behalf and managed from our sales center in that geography. Most of our customer contracts are negotiated and executed in the United States and the increase in revenue is due to the factors explained above.

  We supplementally inform the Staff that our APJ segment includes our operations in Kuala Lumpur, Malaysia and Singapore, which manage the relationships with our end customers in the Asia Pacific region and Japan. Our Kuala Lumpur location is also our global sales operations center where we have centralized, for our worldwide operations, the key contract renewal processes that do not require regional expertise, such as customer data management and quoting. There is no customer revenue generated out of Kuala Lumpur, which is effectively a cost center. As such, the APJ segment contributes significantly less than the NALA and EMEA segments to our gross profit.

  We supplementally inform the Staff that we do not allocate sales and marketing, research and development, or general and administrative expenses to our geographic regions because management does not include this information in its measurement of the performance of the operating segments.

  In light of the Staff's comment and to provide greater assistance to investors in analyzing our results for a given period, we will prospectively place a greater emphasis on disclosing these material factors within our analysis and explanation of individual segment components of our statement of operations commencing with the Form 10-Q for the quarterly period ending September 30, 2013.

  Describe to us how you considered addressing the cash requirements of and the cash provided by your reportable segments, including any issues related to the transferability of cash between foreign subsidiaries, in your liquidity and capital resources discussion. Refer to Releases 33-6835 and 33-8350.

  We supplementally inform the Staff that our cash, cash equivalents and short-term investments, equal to $109.4 million as of December 31, 2012, are held substantially in the United States. We do not consider the dollar amount of cash, cash equivalents, and short term investments in our foreign subsidiaries to be material as of the balance sheet date and therefore believe our disclosures comply with Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. Cash and cash equivalents held outside of the United States are used to satisfy current operating requirements and represented 3% of our total cash, cash equivalents and short term investments as of December 31, 2012. We disclose in Item 8 of our Form 10-K within Note 12, Income Taxes, that our policy is to permanently reinvest the earnings

Securities and Exchange Commission
October 9, 2013

  of our non-U.S. subsidiaries, as these earnings are generally redeployed in those jurisdictions for operating needs and continued functioning of their businesses. We supplementally inform the Staff that we have the ability and intent to indefinitely reinvest the undistributed earnings of consolidated subsidiaries based outside of the United States.

  In response to the Staff's comment, we intend to include a sentence in the overview paragraph of our "Liquidity and Capital Resources" section of MD&A similar to the following, using as an example our position as of June 30, 2013:

  "In addition, at June 30, 2013, we had cash and cash equivalents of $4.9 million held outside of the United States by our foreign subsidiaries that was generated by such subsidiaries and which is used to satisfy their current operating requirements. We consider the undistributed earnings of our foreign subsidiaries to be permanently reinvested in foreign operations and our current plans do not require us to repatriate these earnings to fund our U.S. operations as we have sufficient cash, cash-equivalents and short-term investments held in the United States and have access to external funding under our credit agreement."

  In addition, in future SEC filings we supplementally inform the Staff that we will include in our liquidity and capital resources disclosure a discussion of any applicable limitations of transferability that would significantly impact liquidity or capital resources.

  Refer to your risk factor disclosure on page 17 where you state, "In order for us to improve our operating results and grow, it is important that our customers renew their agreements with us when the initial contract term expires and that we expand our customer relationships to add new market opportunities and related service revenue opportunity under management." Tell us and disclose in further detail the trend in customer renewal and retention rates and the related impact on your operating results.

  We respectfully inform the Staff that while we do consider our customer renewal and retention rates, we do not believe that such rates are necessary to provide a complete understanding of our operating results. We note that we disclose in our Key Business Metrics our service revenue opportunity under management which tracks trends in our overall business by noting the amount of contracts that we have that will provide revenue opportunity and a count of our engagements which generate revenue. At December 31, 2012, we estimated our opportunity under management to be over $8 billion compared to our estimate of over $7 billion at December 31, 2011. In addition, at December 31, 2012, we had 145 engagements active compared to 120 engagements at December 31, 2011. We tend to sign customers to long term contracts and a vast majority of our customers extend at the time of the renewal decision. In addition, a key element of our strategy is to land new customers and then expand our engagement within those customers. Approximately 71% of new contract value signed in 2012 came from expansions within our installed base of customers.

Securities and Exchange Commission
October 9, 2013

  We also note that we provide qualitative disclosure about the changes in our customers, such as on page 43 of our Form 10-K discussing the factors driving our net revenue. Because we have various engagements at various customers, including different divisions of such customers, customer renewal and retention rates are not as meaningful to an overall understanding of our business. We have determined that the trends in renewal and retention rates by customer are not meaningful to explaining our operating results for these reasons and are not necessary given the total mix of information that we do provide to investors. We do supplementally note that in response to the Staff's comment, in any given period in which we do experience material fluctuations in our operating results directly caused by existing customers failing to renew their contracts with us, we will include applicable disclosure in our report.

  Factors Affecting our Performance, page 37

  We read your disclosure, "[T]he commissions are based on the estimated total contract value, with a material portion of the commission expensed upfront with the remaining portion expensed over a period of eight to fourteen months." Please reconcile this to your accounting policy disclosure on page 67 where you state, "[C]ommission expense is recognized over the requisite service period, generally twelve to fourteen months."

  We supplementally inform the Staff that we typically make commission payments to our sales organization in three installments.

  The first commission payment is typically calculated on one-half of the estimated total contract value ("TCV") for the deal, and is earned on date of contract execution and paid shortly after. The amount of this commission expense will equal one half of estimated commission based on the projected TCV value of the agreement at the time we make our first estimate. This first commission payment is expensed when earned on the date the contract is executed.
  The second commission payment, typically calculated on one-quarter of TCV, is fully earned and paid out six months after the customer "go live" date (defined as when we receive the first data set from the customer). Typically the customer goes live two months after the contract is executed. This second commission payment is expensed ratably over this six-month period from the go live date as it is earned.
  The third and final commission payment, typically calculated on one-quarter of TCV, is fully earned and paid out twelve months after the customer "go live" date. This third commission payment is expensed ratably over this twelve-month period from the go live date as it is earned.

In response to the Staff's comment, we will revise the disclosure in future filings in our MD&A and notes to the financial statements to be consistent to reflect the following:

Securities and Exchange Commission
October 9, 2013

  "The commissions are based on the estimated total contract value, with a material portion of the commission expensed upfront and the remaining portion expensed ratably over a period of twelve to fourteen months."

  Results of Operations, page 42

  We note your foreign exchange risk disclosures. If material, then please provide quantified disclosures regarding how the resulting foreign translation gain/losses affected the different significant income statement line items for each of the periods presented.

  We supplementally inform the Staff that exposure to foreign exchange risk has not been material to date both overall and to any particular significant income statement line item, and we do not expect it to become material for the foreseeable future. In future filings, we will give consideration to providing quantification of any significant foreign exchange transaction gains or losses that affect any significant income statement line items, as applicable.

  Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 54

  Foreign Currency Risk, page 54

  Please revise to provide disclosure regarding foreign exchange risk using one of the three disclosure alternatives as prescribed under Item 305 of Regulation S-K.

  As noted in the prior response, our exposure to foreign exchange risk has not been material to date. We supplementally inform the Staff that in response to the Staff's comment, in future filings under "Foreign Currency Risk" we will include the following sensitivity analysis pursuant to Item 305 of Regulation S-K updated as applicable, using the 2012 Form 10-K as an illustration:

  "We performed a sensitivity analysis of our foreign currency exposure at December 31, 2012 to assess the potential impact of fluctuations in exchange rates for all foreign denominated assets and liabilities. A 10% appreciation or depreciation for all currencies against the U.S. dollar at December 31, 2012 would not have had a material impact on our results of operations or our cash flows."

  Notes to Consolidated Financial Statements, page 62

  10. Stockholders' Equity, page 75

  Please summarize for us how you accounted for the stock option exchange program and why the issuance of the new options with lower exercise prices did not result in any significant incremental stock-based compensation expense.

Securities and Exchange Commission
October 9, 2013

  We supplementally inform the Staff that under the Financial Accounting Standards Board's Accounting Standards Codification Section 718, we were required to recognize any additional compensation expense to the extent that the new options issued in the stock option exchange program had greater value than the out-of-the money options replaced in the program, recognized over the remaining requisite service period. We structured the stock option exchange to be a fair value exchange, and thus we did not have any significant incremental stock-based compensation. Each tendered option was exchanged for a new option to purchase a reduced number of shares of our common stock equal to (i) the number of options tendered divided by (ii) an exchange ratio. Tendered options were subject to different exchange ratios based on their exercise price at grant. At the conclusion of the exchange, we accepted for exchange options to purchase an aggregate of 2,838,625 shares of common stock, and we issued new options to purchase an aggregate of 992,352 shares of common stock in exchange. The new stock options had the same vesting schedules as the options tendered for exchange. In addition the new options were not exercisable for a one-year period from the issuance date of the new options. As a result of the fair value exchange and these terms, we did not recognize any significant incremental stock-based compensation expense in connection with the program.

  12. Income Taxes, page 79

  We read your disclosure, "[I]n 2012, management determined that it is not more likely than not that the deferred tax assets will be realized with respect to US federal and state deferred tax assets..." Please discuss in your MD&A why you believe that a substantial amount of your deferred tax assets will not be recoverable based on your expected future taxable income. Clearly explain to readers the implications of this policy with respect to management's expectations for generating future taxable income.

  We supplementally inform the Staff that management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2012 in the US and Singapore affiliates.  Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. We respectfully inform the Staff that we had included disclosure on pages 45 and 52-53 of our MD&A in our 2012 Form 10-K that the negative evidence generated by our history of cumulative losses for the most recent three years together with losses for the most recent interim periods required us to record a valuation allowance. However, we supplementally inform the Staff that on a prospective basis we will supplement the existing disclosure in our MD&A to provide a full discussion of both the negative evidence generated by our history of cumulative losses and the positive evidence generated by our financial projections for future growth (and profitability) and expectations for future taxable income.

  In response to the Staff's comment, we intend to include the proposed disclosure in our MD&A, using as an example as of June 30, 2013:

  "We evaluate the need for and amount of any valuation allowance for our deferred tax assets on a jurisdictional basis. This evaluation utilizes the framework contained in ASC 740,

Securities and Exchange Commission
October 9, 2013

  Income Taxes, wherein management analyzes all positive and negative evidence available at the balance sheet date to determine whether all or some portion of our deferred tax assets will not be realized. Under this guidance, a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50 percent) that they will not be realized. In assessing the realization of our deferred tax assets, we consider all available evidence, both positive and negative.

  In concluding on our evaluation, we placed significant emphasis on guidance in ASC 740, which states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Based upon available evidence, we concluded on a more-likely-than-not basis that most of our U.S. deferred tax assets were not realizable. Significant negative evidence included U.S. pretax losses in each of our 2013 quarters and for the cumulative twelve-quarter period ended June 30, 2013. Additionally, the company's forecasts indicated a continuation of U.S adjusted pretax losses for calendar 2013. We also concluded on a more-likely-than-not basis that our Singapore and Ireland deferred tax assets were not realizable, based on cumulative pretax losses incurred for the cumulative twelve-quarter period ended June 30, 2013 and forecast pretax losses for the remainder of the year.

  Other factors were considered but provided neither positive nor negative objectively-verifiable evidence as to the realization of our deferred tax assets.

  At June 30, 2013, management concluded that the cumulative losses for the most recent three years, as well as the losses during calendar 2013, represented significant negative evidence as to why a valuation allowance was warranted. Management also considered our near-term financial forecast on a jurisdictional basis which indicated that three-year cumulative loss estimates in the U.S., Singapore and Ireland would not reverse in the near future. Assessing these factors and the fact that that the most objective and verifiable data were the cumulative three-year losses in each jurisdiction through June 30, 2013, management concluded that, on a more-likely-than-not basis, our U.S., Singapore and Ireland tax deferred tax assets would not be realized. As a result, we provided a valuation allowance for all US federal deferred tax assets, net of liabilities, for all Ireland and Singapore net deferred tax assets, and for substantially all of our deferred state tax assets. The remaining deferred tax assets at June 30, 2013 relate to jurisdictions in which we have net adjusted historical pretax profits and sufficient forecast profitability to assure future realization of such deferred tax assets.

  We will continue to assess the realization of our deferred tax assets at each balance sheet date by consistently applying the provisions of ASC 740. These evaluations will consider all positive and negative factors identified by management at each reporting date."

Securities and Exchange Commission
October 9, 2013

  13. Reportable Segments, page 83

  Please disclose total expenditures for additions to long-lived assets for each reportable segment. Refer to ASC 280-10-50-25b.

  We supplementally inform the Staff that total expenditure for additions to long-lived assets has not been material for the reported segments outside of NALA in the periods presented. However, in light of the Staff's comment, we will disclose additions to long-lived assets in future filings.

* * * * *

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 901-6030, if you have any questions or require further information regarding this matter.

/s/ Ashley F. Johnson
Ashley F. Johnson
Chief Financial Officer

cc: Matthew Goldberg, ServiceSource International, Inc.
     Steve Cakebread, Director and Chair of the Audit Committee
     Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
     Danny Wallace, PricewaterhouseCoopers LLP